Filed by Nuveen Build America Bond Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Build America Bond Opportunity Fund

Commission File No. 811-22425

Dear                    ,

You recently received a Joint Proxy Statement/Prospectus concerning an important proposal affecting Nuveen Build America Bond Opportunity Fund (NBD), a fund in your account with us.

As a shareholder you are being asked to consider the proposed merger of NBD into NBB. If the proposal is approved, the combined fund will conduct a 20 percent tender offer, eliminate its contingent term provision, change its principal investment policy to invest at least 80 percent of its assets in taxable municipal securities, and change its name to Nuveen Taxable Municipal Income Fund. The proposal is intended to benefit shareholders in a number of ways, including continued exposure to the fund’s portfolio of scarce Build America Bonds (“BABs”) with above-market purchase yields relative to current taxable municipal bond yields and avoidance of potentially sizeable taxable capital gain distributions

If you haven’t done so already, I encourage you to vote your shares. The Fund’s Board of Trustees Recommends that you vote “FOR’ the proposal.

You can vote using one of the following options:

1. VOTE ONLINE

Log on to www.proxyvote.com or scan the QR code shown on your voting instrument. Please have your voting instrument in hand to access your control number (located in the box) and follow the on-screen instructions.

2. VOTE BY TOUCH-TONE TELEPHONE

Call the toll free number listed on your voting instrument. Please have your voting instrument in hand to access your control number (located in the box) and follow the recorded instructions.

3. VOTE BY MAIL

Complete, sign and date your voting instrument and then return it in the enclosed postage paid envelope.

The Joint Proxy Statement/Prospectus contains additional information regarding the proposal. You may obtain a copy of the Joint Proxy Statement/Prospectus for the fund at http://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information/. Please read the materials carefully.

Feel free to reach me at xxx-xxx-xxxx with any additional questions. In addition, you can reach out to Computershare Fund Services, the fund’s proxy solicitor, at 1-866-963-5818 with any questions on the proposal or assistance with voting.